FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of November 2020
________________________________________
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
________________________________________
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Quarterly Securities Report for The Six-month Period and The Three-month Quarter Ended September 30, 2020 with the Director of the Kanto Local Finance Bureau in Japan on November 10, 2020. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Quarterly Securities Report For The Six-month Period and Three-month Quarter Ended September 30, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: November 10, 2020	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

Quarterly Securities Report
(The second quarter of 144th Business Term)
for The Six-month Period and Three-month
Quarter Ended September 30, 2020
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

[Cover]
[Document Filed]	Quarterly Securities Report
[Applicable Law]	Article 24-4-7, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	November 10, 2020
[Fiscal period]	The second quarter of 144th Business Term (from July 1, 2020 to September 30, 2020)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Representative Director, President & Chief Executive Officer Christophe Weber
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(Address of the registered head office)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Head of Global Consolidation and Japan Reporting, Global Finance
Norimasa Takeda
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Six-month period ended September 30,	Six-month period ended September 30,	For the year ended March 31,
Term	2019	2020	2020
Revenue	1,660,169	1,590,785	3,291,188
<Three-month period ended September 30>	811,048	788,935
Profit (loss) before tax	31,166	125,561	(60,754)
Net profit for the period	74,834	86,589	44,290
Net profit attributable to owners of the Company	74,738	86,548	44,241
<Three-month period ended September 30>	67,729	4,037
Total comprehensive income (loss) for the period	(122,997)	64,443	(199,419)
Total equity	4,931,969	4,666,499	4,727,486
Total assets	12,848,649	12,414,747	12,821,094
Basic earnings per share (JPY)	48.01	55.45	28.41
<Three-month period ended September 30>	43.47	2.58
Diluted earnings per share (JPY)	47.87	55.13	28.25
Ratio of equity attributable to owners of the Company to total assets (%)	38.4	37.6	36.8
Net cash from (used in) operating activities	341,087	392,011	669,752
Net cash from (used in) investing activities	330,414	28,224	292,119
Net cash from (used in) financing activities	(811,670)	(418,210)	(1,005,213)
Cash and cash equivalents at the end of the period	543,517	630,868	637,614

(Note 1)    Revenue does not include the Value Added Tax.
(Note 2)    All amounts shown are rounded to the nearest million JPY.
(Note 3)    The numbers for the six-month period ended September 30, 2019 and 2020 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.
(Note 4)    During the fiscal year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition. Accordingly, condensed interim consolidated statements and key consolidated financial data for the six-month period ended September 30, 2019 were retrospectively adjusted.

2. Business Overview
There has been no significant change in our business for the six-month period ended September 30, 2020.
Changes in number of our group companies were as follows:
During the three-month period ended June 30, 2020, Takeda added 1 subsidiary while deconsolidated 18 entities due to the mergers and liquidations of subsidiaries acquired in the Shire acquisition. In addition, Takeda excluded 1 entity from associates accounted for using the equity method.
During the three-month period ended September 30, 2020, Takeda added 3 subsidiaries while deconsolidated 32 entities due to the mergers and liquidations of subsidiaries acquired in the Shire acquisition.
As a result, as of September 30, 2020, Takeda consisted of 304 entities comprised of 282 consolidated subsidiaries (including partnerships), 21 associates accounted for using the equity method, and Takeda Pharmaceutical Company Limited.

II. Operating and Financial Review
1. Risk Factors
For the six-month period ended September 30, 2020, there were no unusual changes in our business performance, financial position, and cash flows, as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2020 which was filed in Japan.
For the impact of the spread of COVID-19 and Takeda’s initiatives in response, please refer to "2. Analysis on Business Performance, Financial Position and Cash Flows (3) Management Policy, Management Environment and Management Issues."

2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to September 30, 2020):

	Billion JPY or percentage
	FY2019 H1*	FY2020 H1	Change versus the same period of the previous fiscal year
Revenue	1,660.2	1,590.8	(69.4)	(4.2)%
Cost of Sales	(562.0)	(487.7)	74.3	(13.2)%
Selling, General and Administrative expenses	(462.5)	(418.6)	43.8	(9.5)%
Research and Development expenses	(230.4)	(225.0)	5.4	(2.3)%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(225.2)	(208.1)	17.1	(7.6)%
Other Operating Income	11.3	69.5	58.1	513.8%
Other Operating Expenses	(82.4)	(105.2)	(22.8)	27.7%
Operating Profit	109.0	215.6	106.6	97.7%
Finance Income	17.4	29.6	12.3	70.6%
Finance Expenses	(99.3)	(110.7)	(11.5)	11.5%
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	4.0	(8.9)	(13.0)	—
Profit Before Income Tax	31.2	125.6	94.4	302.9%
Income Tax (Expenses) Benefit	43.7	(39.0)	(82.6)	—
Net Profit for the Period	74.8	86.6	11.8	15.7%
*During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the acquisition of Shire plc (the "Shire Acquisition"). Accordingly, the condensed interim consolidated statements of profit or loss for the six-month period ended September 30, 2019 were retrospectively adjusted.
Revenue. Revenue for the six-month period ended September 30, 2020 was 1,590.8 billion JPY, a decrease of 69.4 billion JPY, or 4.2%, compared to the same period of the previous fiscal year. Of this decline, 2.7 percentage points ("pp") was due to the negative impact of the appreciation of the yen.
Within our core therapeutic areas, Gastroenterology (GI) and Plasma-Derived Therapies (PDT) Immunology contributed positive revenue growth; however, they were offset by intensified competition and generic erosion in Rare Diseases, and the negative impact across the portfolio from changes in foreign exchange rates. Overall, the global spread of COVID-19 did not have a material effect on our revenue for the six-month period ended September 30, 2020. Although an adverse effect due to COVID-19 has been observed in certain therapeutic areas, especially in Neuroscience in the first several months of the period, for reasons such as patients’ less frequent visits to medical care providers, on the other hand, an expansion of certain products with a more convenient administration profile was observed in the early phase of the outbreak. Both of these trends normalized towards the end of the six-month period to pre-COVID-19 levels. Revenue outside of our core therapeutic areas decreased by 75.6 billion JPY, or 20.6%, mainly due to several divestitures completed in the fiscal year ended March 31, 2020, as well as a decline of off-patented products such as ULORIC (for hyperuricemia) and COLCRYS (for gout).
Year-on-year change in revenue for this six-month period in each of our main therapeutic areas was primarily attributable to the following products:

•GI. In Gastroenterology, revenue was 379.8 billion JPY, a year-on-year increase of 38.3 billion JPY, or 11.2%. Growth was driven by Takeda's top-selling product ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), with sales of 207.0 billion JPY, a year-on-year increase of 38.6 billion JPY, or 22.9%. Market share growth in the U.S. and in Europe was driven by further penetration in the bio-naïve segment in UC and CD, resulting in increased overall market share. In Japan, the increase in sales was primarily driven by the UC indication. Sales of TAKECAB (for acid-related diseases) were 40.0 billion JPY, an increase of 5.0 billion JPY, or 14.2%, versus the same period of the previous fiscal year. This increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) increased by 3.9 billion JPY, or 13.5%, versus the same period of the previous fiscal year to 33.2 billion JPY, primarily due to increased average length of time on therapy for the adult population. Growth of ENTYVIO, TAKECAB and GATTEX/REVESTIVE fully absorbed the net decrease of other GI products such as off-patented pantoprazole (for peptic ulcer), which declined by 3.0 billion JPY, as well as declines of DEXILANT (for acid reflux disease) by 2.7 billion JPY and AMITIZA (for chronic constipation) by 2.7 billion JPY primarily due to intensified competition.
•Rare Diseases. In Rare Diseases, revenue decreased by 32.4 billion JPY, or 9.9%, compared to the same period of the previous fiscal year to 295.4 billion JPY. Revenue in Rare Hematology decreased by 32.5 billion JPY, or 18.6%, to 142.8 billion JPY. Sales of ADVATE (for hemophilia A) decreased by 19.8 billion JPY, or 23.8%, to 63.4 billion JPY driven by the competitive landscape, increasing price pressure in the short half-life segment, and patient switches to ADYNOVATE. FEIBA sales decreased by 7.3 billion JPY, or 26.1%, to 20.6 billion JPY mainly due to competitive pressure in the prophylaxis segment of the inhibitors market in Europe. Both ADVATE and FEIBA were also negatively impacted by timing of shipments in Growth and Emerging Markets in the current period. Revenue in Rare Metabolic decreased by 12.5 billion JPY, or 13.5%, to 79.6 billion JPY primarily due to the product recall of NATPARA (for hypoparathyroidism) in the U.S. in September 2019, which resulted in a decline of NATPARA sales of 10.9 billion JPY, or 87.8%, to 1.5 billion JPY. Revenue in Hereditary Angioedema (HAE) was 72.9 billion JPY, a year-on-year increase of 12.6 billion JPY, or 20.9%, driven by TAKHZYRO launches with strong patient uptake. Sales of TAKHZYRO were 43.7 billion JPY, an increase of 13.1 billion JPY, or 42.6%, versus the same period of the previous fiscal year. Sales of CINRYZE and FIRAZYR remained broadly flat versus the same period of the previous fiscal year due to successful portfolio co-positioning and limited generic impact.
•PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 11.2 billion JPY, or 5.8%, compared to the same period of the previous fiscal year to 205.9 billion JPY. Aggregate sales of immunoglobulin products were 162.7 billion JPY, an increase of 16.2 billion JPY, or 11.0%, fueled by strong demand and growing supply capabilities. In particular, GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized IVIG (intravenous immunoglobulin) brand that is the standard of care treatment for PID and MMN in the U.S. CUVITRU, an SCIG (subcutaneous immunoglobulin) brand also marked double digit growth. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 28.6 billion JPY, a decrease of 5.5 billion JPY, or 16.1%, versus the same period of the previous fiscal year. The decline was primarily related to the timing of shipments in China; higher sales in China during the six-month period of the previous fiscal year, which were the result of a supply phasing from the fiscal year prior to that.
•Oncology. In Oncology, revenue was 210.0 billion JPY, a year-on-year decrease of 4.8 billion JPY, or 2.2%. Sales of NINLARO (for multiple myeloma) were 44.4 billion JPY, an increase of 6.1 billion JPY, or 15.9%, versus the same period of the previous fiscal year, reflecting strong growth in global sales particularly in the U.S. and China, driven in part by certain characteristics that make it more attractive or convenient in light of the spread of COVID-19, such as a more convenient administration profile. NINLARO is a once-weekly oral tablet that can be taken at home, which may reduce some of the logistical burden for patients as its administration does not require an infusion or injection at a hospital, clinic or physician’s office. Sales of ADCETRIS (for malignant lymphomas) increased by 4.8 billion JPY, or 18.7% to 30.6 billion JPY versus the same period of the previous fiscal year, reflecting strong growth in sales particularly in Japan where it has progressively expanded its approved indications in recent years, especially at the end of 2019. Sales of ICLUSIG (for leukemia) increased by 2.2 billion JPY, or 14.8%, versus the same period of the previous fiscal year to 16.8 billion JPY, benefitting from a new omni-channel promotion approach in the U.S. and from geographic expansion ex-U.S. Sales of ALUNBRIG (for non-small cell lung cancer) increased by 0.9 billion JPY, or 27.4%, versus the same period of the previous fiscal year to 4.3 billion JPY, as it continues to launch in European and emerging countries. The growth of the aforementioned products was offset by the decline of off-patented products. Sales of VELCADE (for multiple myeloma) decreased by 13.6 billion JPY, or 21.4% compared to the same period of the previous fiscal year to 50.0 billion JPY. This included ex-U.S. royalty income of 2.4 billion JPY, a significant year-on-year decrease of 4.1 billion JPY, or 62.6%, due to generic entries in Europe and China in 2019. Sales in the U.S. decreased by 9.5 billion JPY, or 16.7%, to 47.6 billion

JPY versus the same period of the previous fiscal year, reflecting fewer new patient starts in first-line therapy. We believe this was a consequence of patients refraining from visiting medical care providers due to COVID-19, as VELCADE is administered predominantly via a subcutaneous injection at medical institutions, as well as the approval of a competitor product’s subcutaneous formulation at the beginning of May 2020 in the U.S. Sales of leuprorelin (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, decreased by 6.8 billion JPY, or 12.0%, versus the same period of the previous fiscal year to 49.9 billion JPY, mainly due to a lower supply revenue in the U.S. This is in relation to production stoppages initiated at our manufacturing facility in Japan to enhance overall compliance in alignment with Takeda standards, extended as a part of corrective actions as follow up to recent inspection activities.
•Neuroscience. In Neuroscience, revenue was 207.8 billion JPY, a year-on-year decrease of 6.1 billion JPY, or 2.8%. This decrease was partially attributable to REMINYL (for Alzheimer's disease), which faced generic introduction in Japan in June 2020, and sales of which decreased by 3.5 billion JPY, or 38.7%, to 5.5 billion JPY. Sales of ROZEREM (for insomnia) and ADDERALL XR (for attention deficit hyperactivity disorder (ADHD)) were also negatively impacted by the loss of exclusivity in the U.S. in July 2019. Sales of VYVANSE (for ADHD), a leading branded medication in the U.S., were 132.6 billion JPY, an increase of 1.1 billion JPY, or 0.8%, versus the same period of the previous fiscal year. Although VYVANSE had been negatively affected by COVID-19 in the first several months of the period when stay-at-home restrictions reduced patient visits, subsequent diagnoses and created temporary discontinuation of medication, the trend has normalized to pre-COVID-19 levels and the product returned to growth in the latest three-month period. Sales of TRINTELLIX (for major depressive disorder (MDD)) were 35.0 billion JPY, an increase of 0.3 billion JPY, or 0.9%, versus the same period of the previous fiscal year.
Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2019 H1		FY2020 H1
Japan	299.4	18.0%	282.4	17.8%
United States	805.9	48.5%	786.1	49.4%
Europe and Canada	321.8	19.4%	327.2	20.6%
Russia/CIS	36.9	2.2%	21.7	1.4%
Latin America	75.8	4.6%	59.0	3.7%
Asia (excluding Japan)	83.9	5.1%	78.3	4.9%
Other＊	36.5	2.2%	36.2	2.3%
Total	1,660.2	100.0%	1,590.8	100.0%
* Other includes the Middle East, Oceania and Africa.
Cost of Sales. Cost of Sales decreased by 74.3 billion JPY, or 13.2%, to 487.7 billion JPY and the Cost of Sales Ratio decreased by 3.2 pp to 30.７% compared to the same period of the previous fiscal year. This was primarily caused by 80.2 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the Shire Acquisition.
Selling, General and Administrative (SG&A) expenses. SG&A expenses decreased by 43.8 billion JPY, or 9.5%, to 418.6 billion JPY compared to the same period of the previous fiscal year, primarily due to the favorable impact from cost efficiencies and synergies from the integration of Shire and lower spend from impacts of COVID-19 such as less travel and fewer commercial events.

Research and Development (R&D) expenses. R&D expenses decreased by 5.4 billion JPY, or 2.3%, to 225.0 billion JPY, primarily due to savings from pipeline prioritization.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 17.1 billion JPY, or 7.6%, to 208.1 billion JPY compared to the same period of the previous fiscal year. This decrease is primarily attributable to an impairment charge of 15.6 billion JPY recorded in the same period of the previous fiscal year related to our decision to terminate the TAK-616 AMR program following the interim readout in May 2019.

Other Operating Income. Other Operating Income increased by 58.1 billion JPY, or 513.8%, to 69.5 billion JPY compared to the same period of the previous fiscal year, predominantly driven by a 60.2 billion JPY gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect management’s decision to terminate the clinical trial program related to SHP647 upon the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647.
Other Operating Expenses. Other Operating Expenses were 105.2 billion JPY, an increase of 22.8 billion JPY, or 27.7%, compared to the same period of the previous fiscal year, primarily due to an 18.6 billion JPY loss recognized in the three months ended June 30, 2020 from changes in the fair value of contingent consideration assets driven by the impact of Novartis' withdrawal of the Marketing Authorisation Application in Europe for XIIDRA, which Takeda sold to Novartis in July 2019.
Operating Profit. As a result of the above factors, Operating Profit increased by 106.6 billion JPY, or 97.7% compared to the same period of the previous fiscal year to 215.6 billion JPY.

Net Finance Expenses. Net Finance Expenses was 81.1 billion JPY in the current period, a decrease of 0.8 billion JPY compared to the same period of previous fiscal year. This decrease included 10.2 billion JPY decrease of interest expense mainly attributable to reduction in outstanding balances of bonds and loans as well as lower interest rates on borrowings with variable interest rates and 8.1 billion JPY valuation gain in financial income recognized on the warrant to purchase stocks of a company that went public in October 2019. These impacts were predominantly offset by factors such as decrease in interest income and net loss on foreign currency exchange.

Share of Loss of Associates Accounted for Using the Equity Method. Share of Loss of Associates Accounted for Using the Equity Method was 8.9 billion JPY, a decrease of gain 13.0 billion JPY compared to Share of Profit of Associates Accounted for Using the Equity Method of 4.0 billion JPY for the same period of the previous fiscal year, mainly due to an impairment loss recognized by Teva Takeda Pharma Ltd, a business venture of Takeda and Teva Pharmaceutical Industries Ltd. The impairment loss was recorded in the three-month period ended June 30, 2020, resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision Teva Takeda Pharma Ltd. made to divest a part of its generics business and a manufacturing plant.
Income Tax (Expenses) Benefit. Income Tax Expenses were 39.0 billion JPY for the current period, compared to Income Tax Benefit of 43.7 billion JPY for the same period of the previous year, primarily due to an increase in Profit Before Tax and the recognition of a non-cash deferred tax benefit of 56.3 billion JPY as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) during the same period of the previous year.
Net Profit for the Period. Net Profit for the Period increased by 11.8 billion JPY, compared to the same period of the previous fiscal year to 86.6 billion JPY.

Underlying Results (April 1 to September 30, 2020)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

FY2020 H1
Underlying Revenue Growth	+0.5%
Underlying Core Operating Profit Growth	+1.9%
Underlying Core Operating Profit Margin	31.6%
Underlying Core EPS Growth	-0.4%

Underlying Revenue Growth was 0.5% compared to the same six-month period of the previous fiscal year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 15.4%, despite negative impacts such as the NATPARA recall in the U.S. and a decline of off-patented products.
*    Takeda's 14 global brands
    GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
    Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
    PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
    Oncology: NINLARO, ALUNBRIG

Underlying Revenue Growth by Therapeutic Area
GI	+14.5%
Rare Diseases	-5.3%
Rare Metabolic	-6.4%
Rare Hematology	-14.7%
Hereditary Angioedema	+23.8%
PDT Immunology	+8.8%
Oncology	+0.3%
Neuroscience	-0.4%
Other	-13.0%
Total	+0.5%
(Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. For the revenue of each core therapeutic areas and sales of major products before underlying adjustments, please refer to the relevant revenue descriptions in this section.

Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:
•Net sales of XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from the same period of the previous fiscal year.
•Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2020.
•Net sales from TACHOSIL are excluded from both the current period and the same period of the previous fiscal year.
•Net sales of products related to divestiture agreements that were publicly announced and expected to complete within the calendar year 2020 are also excluded from both the current period and the same period of the previous fiscal year.

Underlying Core Operating Profit Growth was 1.9% compared to the same six-month period of the previous fiscal year, reflecting cost synergies and lower spend from impacts of COVID-19 offset by lower Gross Profit due to product mix.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 507.6 billion JPY.

Underlying Core Operating Profit Margin for the current period was 31.6%, an increase of 0.4 pp compared to the same six-month period of the previous fiscal year.

Underlying Core EPS Growth for the current period was -0.4%.

(2) Consolidated Financial Position
Assets. Total Assets as of September 30, 2020 were 12,414.7 billion JPY, reflecting a decrease of 406.3 billion JPY compared to the previous fiscal year-end. Intangible Assets decreased by 293.1 billion JPY mainly due to amortization. Goodwill also decreased by 156.4 billion JPY resulting from divestitures for the current period. These decreases were partially offset by an increase in Assets Held for Sale of 157.2 billion JPY mainly due to reclassification of assets related to the divestiture of Takeda Consumer Healthcare Company Limited*1.
*1 In August 2020, Takeda announced that it has entered into an agreement to divest Takeda Consumer Healthcare Company Limited to Blackstone.
Liabilities. Total Liabilities as of September 30, 2020 were 7,748.2 billion JPY, reflecting a decrease of 345.4 billion JPY compared to the previous fiscal year-end. Bonds and Loans decreased by 185.3 billion JPY to 4,908.0 billion JPY*2 primarily as a result of the repayment of loans, the redemption of bonds and the reduction in commercial paper drawings. In addition, Deferred Tax Liabilities and Liabilities Held for Sale decreased by 73.3 billion JPY and 67.2 billion JPY, respectively.
*2 The carrying amount of Bonds was 3,830.4 billion JPY and Loans was 1,077.6 billion JPY as of September 30, 2020. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,520 million USD)	June, 2015	June, 2022 ~ June, 2045	160.4
Unsecured US dollar denominated senior notes (6,400 million USD)	September, 2016	September, 2021 ~ September, 2026	642.7
Unsecured US dollar denominated senior notes (500 million USD)	July, 2017	January, 2022	52.7
Unsecured Euro denominated senior notes (6,250 million EUR)	November, 2018	November, 2020 ~ November, 2030	769.3
Unsecured US dollar denominated senior notes (4,500 million USD)	November, 2018	November, 2021 ~ November, 2028	473.3
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	497.1
Unsecured US dollar denominated senior notes (7,000 million USD)	July, 2020	March, 2030 ~ July, 2060	734.1
Unsecured Euro denominated senior notes (3,600 million EUR)	July, 2020	July, 2027 ~ July, 2040	441.7
Commercial Paper	July, 2020 ~ September, 2020	October, 2020 ~ December, 2020	59.1
Total			3,830.4

Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April, 2016	April, 2023 ~ April, 2026	200.0
Syndicated loans	April, 2017	April, 2027	113.5
Syndicated loans (1,500 million USD)	April, 2017	April, 2027	158.2
Japan Bank for International Cooperation	January, 2019	December, 2025	390.9
(3,700 million USD)
Bilateral loans	March, 2016 ~ April, 2017	March, 2023 ~ March, 2026	210.0
Other			5.0
Total			1,077.6
In April 2020, the mandatory repayment of 10 billion JPY was made on USD and EUR syndicated term loan borrowings in accordance with the underlying loan agreements. Following this, on July 9, 2020, Takeda issued unsecured U.S. dollar-denominated senior notes with an aggregate principal amount of 7,000 million USD and unsecured Euro-denominated senior notes with an aggregate principal amount of 3,600 million EUR. The proceeds from the offerings of these notes were efficiently deployed towards accelerating the repayment of syndicated term loan borrowings of 3,250 million USD and 3,019 million EUR on July 10, 2020, together with the early redemption of unsecured senior notes with face values of 2,400 million USD and 1,250 million EUR on August 3, 2020 in advance of their original maturities of September 2021 and November 2020 respectively. Additionally, in July 2020, 130 billion JPY in mandatory repayments of debt issued in July 2013 were made comprising 70 billion JPY in loans and 60 billion JPY in unsecured straight bonds. There was also a decrease of 85.0 billion JPY in commercial paper drawings in the six months ended September 30, 2020.
Equity. Total Equity as of September 30, 2020 was 4,666.5 billion JPY, a decrease of 61.0 billion JPY compared to the previous fiscal year-end. This was mainly due to a 44.7 billion JPY decrease in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the appreciation of yen as well as a decrease of 32.9 billion JPY in Retained Earnings resulting from dividends payment of 141.9 billion JPY partially offset by Net Profit for the Period.
Consolidated Cash Flow

	Billion JPY
	FY2019 H1	FY2020 H1
Net cash from (used in) operating activities	341.1	392.0
Net cash from (used in) investing activities	330.4	28.2
Net cash from (used in) financing activities	(811.7)	(418.2)
Net increase (decrease) in cash and cash equivalents	(140.2)	2.0
Cash and cash equivalents at the beginning of the year	702.1	637.6
Effects of exchange rate changes on cash and cash equivalents	(19.0)	(8.6)
Net increase (decrease) in cash and cash equivalents resulting from a transfer from (to) assets held for sale	0.6	(0.2)
Cash and cash equivalents at the end of the period	543.5	630.9
Net cash from operating activities was 392.0 billion JPY for the current period compared to 341.1 billion JPY for the same period of the previous year. The increase of 50.9 billion JPY was mainly due to a 11.8 billion JPY increase in net profit for the period and an increase of favorable adjustments including a 82.6 billion JPY increase in income tax expenses mainly comprised of deferred tax which is a non-cash expense. The increase in net cash from operating activities was also resulting from favorable impacts in trade and other receivables as well as trade and other payables of 52.4 billion JPY and 15.1 billion JPY, respectively. These increases were partially offset by an adjustment for non-cash income of 60.2 billion JPY due to release from the obligation to divest the pipeline compound SHP 647 and certain associated rights, as well as an unfavorable impact of 58.1 billion JPY from an increase in inventories for the current period due to a decrease of the unwind of the fair value step up on acquired inventory recorded in relation to the Shire Acquisition.

Net cash from investing activities was 28.2 billion JPY for the current period compared to 330.4 billion JPY for the same period of the previous year. This decrease of 302.2 billion JPY was mainly due to a decrease in proceeds from sales of business of 344.1 billion JPY reflecting the sale of XIIDRA of 375.5 billion JPY for the same period of the previous year.
Net cash used in financing activities was 418.2 billion JPY for the current period compared to 811.7 billion JPY for the same period of the previous year. This decrease in net cash used of 393.5 billion JPY was mainly due to an increase in proceeds from issuance of bonds of 683.3 billion JPY as a result of issuance of U.S. dollar-denominated senior notes 7,000 million USD and Euro-denominated senior notes 3,600 million EUR for the current period compared to 500.0 billion JPY issuance of hybrid bonds for the same period of the previous year. There was a favorable impact from short-term loans and commercial papers of 371.5 billion JPY primarily due to repayment of the short-term syndicated loans 500.0 billion JPY in June 2019. These decreases in net cash used were partially offset by an increase in repayments of bonds and long-term loans of 642.5 billion JPY primarily resulting from early redemptions and repayments for the current period.

(3) Management Policy, Management Environment and Management Issues
There was no significant change in management policy, management environment and management issues for the six-month period ended September 30, 2020.
Impact of the spread of the novel coronavirus infectious disease (COVID-19) and Takeda’s initiatives in response are as follows:
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
The effects of the spread of COVID-19 are impacting, or could potentially impact, various business activities within Takeda.
In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. However, an adverse effect due to the spread of COVID-19 has been observed in certain therapeutic areas, especially in Neuroscience in the first several months of the outbreak, for reasons such as less frequent visits by patients to medical care providers, on the other hand, an expansion of certain products with a more convenient administration profile was observed in the early phase of the outbreak. Both of these trends normalized towards the end of the six-month period to pre-COVID-19 levels. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 outbreak.
During the course of our business operations, we have implemented voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events.
In the early stages of the global pandemic, we placed a temporary pause on the initiation of new clinical trial studies, with the exception of CoVIg-19, the investigational plasma-derived therapy for COVID-19. At the same time, for studies already ongoing, we temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have resumed most of our trial activities in the last three months.
While we do anticipate some delays on some studies, we are closely monitoring the situation on a per-study level, down to each country and site, to assess the potential impact.
As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues.

(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Guided by our values, Takeda's response to COVID-19 has focused on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work.
In order to address the issues relating to COVID-19, in January 2020 we activated a Global Crisis Management Committee (GCMC), who along with the support of internal and external experts has guided Takeda’s response to the pandemic. This includes the development of employee guidance, support resources, and implementing enhanced infection control and workplace case management protocols across our essential operations. The GCMC have also developed comprehensive workplace readiness checklists to support a safe and gradual return to office workplaces where this is possible.
With regards to measures to safeguard employees, we have continued to enforce work from home policies and provide enhanced technology to support such initiatives. We have applied our telework guidance broadly to our global employees including as many of our customer facing employees as possible, especially those who interact with health care professionals. For our employees who are required to continue to work on-site in our manufacturing, laboratory, and BioLife plasma donation facilities, we have implemented enhanced safety measures to mitigate the spread of the virus.
Our Global Crisis Management Committee and a dedicated Return to the Workplace Team developed guidance on how to configure our "new workplace" to limit the introduction and transmission of the COVID-19 virus while maintaining and even strengthening our operations. Plans are being tailored to each country and are based on the science, epidemiology, and relevant local public health context, but also follow common principles and requirements such as compliance with local government and public health regulations; workplace readiness including necessary infection prevention measures like face coverings and physical distancing; reduced population density; enhanced infection control protocols; employee-specific circumstances; and a careful, stepwise approach. We do not intend to have one single strategy or policy. Instead, we are creating core principles, design guidance and toolkits that will help Takeda leaders determine and implement the best working environment strategy for their teams post-COVID.
We have also extended restrictions on all non-essential international travel in principle through December 31, 2020 and on large external meetings until March 31, 2021 while monitoring the situation on an ongoing basis.

Our field force are resuming a small number of face to face engagements with customers, with the majority of all interactions still virtual. Where we are engaging face to face, it is with the agreement of healthcare providers and employees follow strict infection prevention protocols set out by both Takeda and any additional public health and customer requirements.
Takeda has aided the COVID-19 response through donations, including approximately US$25 million to non-profit organizations including the Red Cross and United Nations-led organizations (World Food Programme (WFP), United Nations Population Fund (UNFPA), and International Atomic Energy Agency (IAEA)), while also providing in-kind donations and matching employee donations.
In order to maintain business continuity, we are managing levels of inventory, including assessing alternative suppliers for the production of our medicines, to secure product supply continuity for patients. This strategy is generally applied across our global supply chain for key starting materials, excipients, raw materials, APIs, and finished products. We are tracking the situation as it evolves and will take all necessary actions in an effort to ensure supply continuity for the people we serve.
In R&D, where possible, Takeda has implemented solutions such as direct to patient delivery of study medicines and the re-evaluation of trial design to account for potential disruptions. We continue to assess and build out digital technologies to enable remote monitoring of patients enrolled in clinical trials.
CoVIg-19 is one example of Takeda’s initiatives to develop potential therapies to combat COVID-19. In April 2020, we joined other leading plasma companies to form the CoVIg-19 Plasma Alliance, putting patients first and setting aside individual company interests in the quest to fight COVID-19. In early October 2020, the CoVIg-19 Plasma Alliance announced patients are now being enrolled in the NIAID/NIH Phase 3 ITAC clinical trial evaluating the safety, tolerability and efficacy of hyperimmune globulin (H-Ig) to treat individuals at risk for serious complications from COVID-19. We expect it will take several months to complete the study. Assuming the clinical trial is successful, we will prepare to submit for regulatory authorization. We continue to urge individuals who have recovered from COVID-19 to donate convalescent plasma, which contains vital antibodies that could help others fight the disease, through the “Fight Is In Us” campaign in the U.S.
In addition to the CoVIg-19 Plasma Alliance, Takeda has undertaken a number of efforts to help the world respond to COVID-19, including the evaluation of a number of our marketed products and pipeline compounds for efficacy against the COVID-19 virus and participation in global research collaborations.
In August 2020, Takeda announced our partnership with Novavax, for the development, manufacturing and commercialization of the Novavax's COVID-19 vaccine candidate (NVX CoV2373) in Japan for protection of the Japanese population. In October 2020, Takeda also announced that it will import and distribute Moderna’s COVID-19 vaccine candidate, mRNA-1273 in Japan from the first half of 2021, through the partnership with Moderna and the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW).

(iii) FY2020 H1 financial impact from COVID-19
The overall impact of the global spread of COVID-19 on Takeda’s consolidated financial results for the six-month period ended September 30, 2020 was not material. In terms of revenue, although an adverse effect due to COVID-19 has been observed in certain therapeutic areas, especially in Neuroscience in the first several months of the period, for reasons such as patients’ less frequent visits to medical care providers, on the other hand, an expansion of certain products with a more convenient administration profile was observed in the early phase of the outbreak. Both of these trends normalized towards the end of the six-month period to pre-COVID-19 levels. With regard to operating expenses, voluntary suspension of certain business activities such as business travel and events in response to COVID-19 led to lower spending. As a result of these factors, an impact on Takeda’s profit was immaterial.

(4) Research & Development Activities and Results
Research and development expenses for the six-month period ended September 30, 2020 were 225.0 billion JPY.
Takeda’s R&D engine is focused on translating science into highly innovative, life-changing medicines that make a critical difference to patients. Takeda supports dedicated R&D efforts across three areas: Innovative Biopharma, Plasma Derived Therapies (PDT) and Vaccines. The R&D engine for Innovative Biopharma is the largest component of our R&D investment and has produced exciting new molecular entities (NMEs) that represent potential best-in-class and/or first-in-class medicines in areas of high unmet medical need across our core Therapeutic Areas (oncology, rare diseases, neuroscience, and gastroenterology (GI)). Over the past several years, and more recently bolstered by our acquisition of Shire, we have also harnessed the potential of cell and gene therapies by investing in new capabilities and next-generation platforms internally and through a network of partnerships.
Major progress on R&D activities so far for the fiscal year ending March 31, 2021 are listed as follows:

R&D pipeline
Oncology
In oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation and a passion for improving the lives of patients. Takeda focuses on three key areas in oncology: (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, Acute Myeloid Leukemia, Myelodysplastic Syndromes, and other blood cancers; (2) further developing its portfolio in lung cancer with the marketed product ALUNBRIG and development programs in targeted lung cancer populations; and (3) pursuing novel immuno-oncology targets and next-generation platforms with external partners as well as exploring innovative cell therapies.

NINLARO / Generic name: ixazomib
–In May 2020, Takeda announced that it submitted to the Japanese Ministry of Health, Labour and Welfare (MHLW) for a partial change to the manufacturing and marketing approval for NINLARO regarding the additional indication as a first-line maintenance therapy in adult patients diagnosed with multiple myeloma who have not treated with stem cell transplantation in Japan. This application is based primarily on the results of the TOURMALINE-MM4 trial, a randomized, placebo-controlled, double-blind, multicenter, international Phase III trial.
–In June 2020, Takeda announced it orally presented the results of two studies at the 25th Congress of the European Hematology Association (EHA). Presentations included positive results from TOURMALINE-MM4, a Phase 3, randomized clinical trial evaluating the effect of single-agent oral NINLARO as a first-line maintenance therapy in adult patients diagnosed with multiple myeloma who had not been treated with stem cell transplantation. Takeda also presented key insights from the US MM-6 trial, which investigates the effectiveness and safety of an in-class transition to oral NINLARO in combination with lenalidomide and dexamethasone in newly diagnosed multiple myeloma patients who have previously received a parenteral bortezomib-based triplet induction therapy.
–In September 2020, Takeda announced results from the Phase 3 TOURMALINE-MM2 trial evaluating the addition of NINLARO to lenalidomide and dexamethasone versus lenalidomide and dexamethasone plus placebo in newly diagnosed multiple myeloma patients not eligible for autologous stem cell transplant. These data were presented at the virtual scientific meeting of the Society of Hematologic Oncology (SOHO). The study found the addition of NINLARO to lenalidomide and dexamethasone resulted in a 13.5 month increase in median progression-free survival (PFS) (35.3 months in the NINLARO arm, compared to 21.8 months in the placebo arm; hazard ratio [HR] 0.830; p=0.073). The trial did not meet the threshold for statistical significance and the primary endpoint of PFS was not met.

ICLUSIG / Generic name: ponatinib
–In May 2020, Takeda presented interim analysis data from the Phase II OPTIC (Optimizing Ponatinib Treatment In CML) trial during an oral session at the virtual 56th American Society of Clinical Oncology (ASCO) Annual Meeting. The OPTIC trial is an ongoing, randomized, open-label study prospectively evaluating response-based dosing regimens of ICLUSIG over a range of three starting doses (45-, 30-, or 15-mg) with the aim of optimizing its efficacy and safety in patients with chronic-phase chronic myeloid leukemia (CP-CML) who are resistant or intolerant to prior tyrosine kinase inhibitor (TKI) therapy.
ALUNBRIG / Generic name: brigatinib
–In May 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) approved ALUNBRIG for adult patients with anaplastic lymphoma kinase-positive (ALK+) metastatic non-small cell lung cancer (NSCLC) as detected by an FDA-approved test. This approval expands ALUNBRIG’s current indication to include the first-line setting.
–In September 2020, Takeda presented the sub-analysis data of ALUNBRIG at the virtual European Society for Medical Oncology (ESMO) conference. The sub-analyses of the Phase 3 ALTA 1L study reinforce both the compelling evidence of intracranial efficacy with ALUNBRIG as a first-line treatment for patients with anaplastic lymphoma kinase-positive (ALK+) non-small cell lung cancer (NSCLC) as well as associated quality of life (QoL) data.

ADCETRIS / Generic name: brentuximab vedotin
–In May 2020, Takeda announced that the European Commission (EC) extended the current conditional marketing authorization of ADCETRIS to include treatment of adult patients with previously untreated systemic anaplastic large cell lymphoma (sALCL), in combination with CHP (cyclophosphamide, doxorubicin, prednisone). Systemic anaplastic large cell lymphoma is a subtype of peripheral T-cell lymphoma (PTCL).
–In May 2020, Takeda announced that ADCETRIS was approved by China’s National Medical Products Administration (NMPA) for use in adult patients with relapsed or refractory systemic Anaplastic Large Cell Lymphoma (sALCL) or CD30-positive Hodgkin Lymphoma.

CABOMETYX / Generic name: cabozantinib
–In April 2020, Takeda announced the top-line result from CheckMate -9ER, a global, multi-center, randomized, open-label Phase III study evaluating Ono Pharmaceutical (Ono) ‘s Opdivo (nivolumab), a human anti-human PD-1 (programmed cell death-1) monoclonal antibody, and CABOMETYX in patients with previously untreated advanced or metastatic renal cell carcinoma (RCC). In this study, OPDIVO and CABOMETYX combination treatment demonstrated a significant benefit in its primary endpoint of progression-free survival (PFS) at final analysis, compared to sunitinib, as well as its secondary endpoints of overall survival (OS) at a pre-specified interim analysis, and objective response rate (ORR). In October 2020, based on the result from CheckMate -9ER, Takeda and Ono announced that the companies submitted a supplemental application for combination therapy of OPDIVO and CABOMETYX to expand the use for the combination therapy for the treatment of unresectable, advanced or metastatic RCC to the Japanese Ministry of Health, Labour and Welfare (MHLW), for a partial change in approved items of the manufacturing and marketing approval in Japan.
–In September 2020, Takeda and Chugai Pharmaceutical Co., Ltd. (Chugai) announced that they have decided to study the combination of Tecentriq (atezolizumab), an engineered anti-PD-L1 monoclonal antibody and CABOMETYX, a tyrosine kinase inhibitor, in Japan. Subsequent to a joint clinical research agreement between Roche and Exelixis and in conjunction with certain rights granted in Japan, Chugai and Takeda will study atezolizumab and cabozantinib combination therapy in Japan. The three global phase III CONTACT studies are ongoing to investigate the combination of atezolizumab and cabozantinib as a potential new treatment option in multiple tumor types, and Chugai and Takeda are planning to support these studies in Japan.

–In September 2020, the first presentation of results from the pivotal Phase 3 CheckMate -9ER trial was announced by Bristol Myers Squibb and Exelixis, Inc., in which Opdivo (nivolumab) in combination with CABOMETYX showed superior overall survival (OS) and doubled median progression-free survival (PFS) and objective response rate (ORR) with a favorable safety profile vs. sunitinib in patients with previously untreated advanced or metastatic RCC. Opdivo in combination with CABOMETYX reduced the risk of death by 40% vs. sunitinib (Hazard Ratio [HR] 0.60; 98.89% Confidence Interval [CI]: 0.40 to 0.89; p=0.0010; median OS not reached in either arm). In patients receiving Opdivo in combination with CABOMETYX, median progression-free survival (PFS), the trial’s primary endpoint, was doubled compared to those receiving sunitinib alone: 16.6 months vs. 8.3 months, respectively (HR 0.51; 95% CI: 0.41 to 0.64; p<0.0001). These results were featured as a Proffered Paper during a Presidential Symposium at the European Society for Medical Oncology (ESMO) Virtual Congress 2020. The trial is sponsored by Bristol Myers Squibb and Ono Pharmaceutical Co and co-funded by Exelixis, Ipsen and Takeda.

ZEJULA/ Generic name: niraparib
–In September 2020, Takeda announced it received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) to manufacture and market the oral poly (ADP-ribose) polymerase (PARP) inhibitor ZEJULA capsule 100 mg as a maintenance treatment of patients with ovarian cancer after first-line chemotherapy, a maintenance treatment of patients with platinum-sensitive relapsed ovarian cancer, and a treatment of homologous recombination deficient platinum-sensitive relapsed ovarian cancer. This approval was granted based on the results of the global, clinical, phase III PRIMA trial, the global, clinical, phase III NOVA trial being investigations of the safety of niraparib in Japanese patients with ovarian cancer, the global, clinical, phase II QUADRA trial, as well as a Japanese, clinical, phase II Niraparib-2001 trial, and a Japanese, clinical, phase II Niraparib-2002 trial being investigations of the efficacy and safety of niraparib in Japanese patients with ovarian cancer.

Development code: TAK-924 / Generic name: pevonedistat
–In May 2020, Takeda announced the results of the Phase 2 Pevonedistat-2001 trial was presented during oral sessions at the virtual 56th American Society of Clinical Oncology (ASCO) Annual Meeting. The study evaluated pevonedistat plus azacitidine versus azacitidine alone in patients with rare leukemias, including higher-risk myelodysplastic syndromes (HR-MDS). These results show that the combination of pevonedistat and azacitidine is a highly active, promising therapeutic approach and suggest benefit in the HR-MDS subgroup across multiple clinically meaningful endpoints, including overall survival (OS), event-free survival (EFS), complete remission (CR) and transfusion independence, with a safety profile similar to azacitidine alone.
–In July 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation for its investigational drug pevonedistat for the treatment of patients with higher-risk myelodysplastic syndromes (HR-MDS).
Development code: TAK-788 / Generic name: mobocertinib
–In April 2020, Takeda announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation for its investigational drug mobocertinib for the treatment of patients with metastatic non-small cell lung cancer (NSCLC) with epidermal growth factor receptor (EGFR) exon 20 insertion mutations whose disease has progressed on or after platinum-based chemotherapy.
–In September 2020, Takeda presented an updated 10-month follow-up results from the Phase 1/2 trial of mobocertinib at the virtual European Society for Medical Oncology (ESMO) conference, demonstrating mobocertinib achieved a duration of response (DoR) of more than one year in the trial’s study population of patients with epidermal growth factor receptor (EGFR) Exon20 insertion+ metastatic NSCLC (mNSCLC).

Rare Genetic & Hematology
In rare genetic & hematology, Takeda focuses on hereditary angioedema to transform the treatment paradigm including through recently launched TAKHZYRO; going forward the focus will be on rare hematology and rare metabolic diseases, with the aim to deliver functional cures in a select group of diseases using novel modalities and platforms.
TAKHZYRO / Generic name: lanadelumab-flyo

–In May 2020, Takeda announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion on a Type II Variation regulatory application and recommended the approval of a pre-filled syringe presentation of TAKHZYRO. TAKHZYRO is a subcutaneous injectable prescription medication approved in Europe for routine prevention of recurrent attacks of hereditary angioedema (HAE) in patients aged 12 years and older.
–In June 2020, Takeda announced findings from two new interim analyses of data from the Phase 3 HELP (Hereditary Angioedema Long-term Prophylaxis) Study™ Open-label Extension (OLE). The analyses suggest that TAKHZYRO is well-tolerated and can prevent hereditary angioedema (HAE) attacks over an extended treatment period, with sustained and consistent reduction in monthly attack rate across a range of different patient subgroups. The data were presented at the 2020 European Academy of Allergy and Clinical Immunology (EAACI) Digital Congress.

ADVATE / Generic name: antihemophilic factor (recombinant), rAHF
–In June 2020, Takeda announced a scientific update from the AHEAD real-world study investigating the long-term outcomes associated with ADVATE in patients with hemophilia A, presented as an oral presentation at the World Federation of Hemophilia Virtual Summit 2020 (WFH 2020). Interim analysis results from the AHEAD real-world outcomes study demonstrate that the number of hemophilia A patients who were able to achieve zero bleeds increased over the years by receiving rAHF. For those receiving prophylaxis, the number of patients with zero bleeds increased from 34% in year 1 to 53% in year 6. For those receiving on-demand treatment, it increased from 28% in year 1 to 38% in year 6.

Neuroscience
In neuroscience, Takeda aims to bring innovative medicines to patients suffering from neurologic diseases for whom there are no treatments available. Takeda is building its pipeline in neurology (e.g., Alzheimer's disease, Parkinson's disease) and selected rare CNS diseases such as narcolepsy, potentially other sleep disorders, and Huntington’s Disease through a combination of in-house expertise and collaboration with partners.

BUCCOLAM / Generic name: midazolam
–In September 2020, Takeda announced that it has obtained a New Drug Application Approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for BUCCOLAM for the treatment of status epilepticus. The approval this time is based on results from two Phase 3 multicenter joint intervention non-randomized open-label trials in Japan in which patients under the age of 18 and suffering from convulsive status epilepticus conditions were buccally administered the drug. BUCCOLAM is the first buccally administered formulation for status epilepticus in Japan, and can even be administered in homes or other locations outside of medical facilities under the guidance of a doctor. In October 2020, Takeda completed the sale of BUCCOLAM to a subsidiary of Neuraxpharm Group (Neuraxpharm). For a defined period, Takeda will continue to provide certain services to Neuraxpharm, including serving as the Japanese marketing authorization holder.

Development code: TAK-935/OV935/ Generic name: Soticlestat
–In August 2020, Takeda and Ovid Therapeutics Inc. (Ovid) announced positive topline results from the randomized Phase 2 ELEKTRA study of soticlestat in children with Dravet syndrome (DS) or Lennox-Gastaut syndrome (LGS). The ELEKTRA study achieved its primary endpoint with high statistical significance in the combined DS and LGS study population, demonstrating a 27.8% median reduction from baseline in convulsive seizure (DS) and drop seizure (LGS) frequency compared to a 3.1% median increase in patients taking placebo during the 12-week maintenance period (median placebo-adjusted reduction=30.5%; p=0.0007, based on the efficacy analysis set of 120 patients with seizure data in the maintenance period). In addition, DS and LGS patients treated with soticlestat demonstrated a 29.8% median reduction in convulsive seizure (DS) and drop seizure (LGS) frequency compared to 0.0% change in median seizure frequency in patients taking placebo during the full 20-week treatment period (titration plus maintenance) of the ELEKTRA study (placebo-adjusted reduction=25.1%; p=0.0024). Soticlestat was well-tolerated and demonstrated a safety profile consistent with the findings of previous studies, with no new safety signals identified.

Gastroenterology
In gastroenterology (GI), Takeda focuses on delivering innovative, life-changing therapeutics for patients with GI and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO and ALOFISEL, expanding our position in specialty GI with GATTEX / REVESTIVE and progressing a pipeline built through partnerships exploring opportunities in motility disorders, celiac disease, liver disease and the microbiome.

ENTYVIO / Generic name: vedolizumab
–In April 2020, Takeda announced that a self-injectable formulation of ENTYVIO was approved in Canada for at-home maintenance treatment of adult patients 18 years or older with moderately to severely active ulcerative colitis (UC) who have had an inadequate response, loss of response to, or were intolerant to either conventional therapy or infliximab, a tumor necrosis factor-alpha (TNFα) antagonist. The approval of a self-injectable formulation of ENTYVIO is based on the VISIBLE 1 randomized, double-blind, placebo-controlled clinical study evaluating the efficacy and safety of subcutaneous ENTYVIO as maintenance therapy for adult patients with moderately to severely active ulcerative colitis.
–In May 2020, Takeda announced that the European Commission has granted a Marketing Authorization for the subcutaneous (SC) formulation of ENTYVIO, as maintenance therapy in adults with moderately to severely active ulcerative colitis (UC) or Crohn’s disease (CD). Entyvio SC will be made available in both a pre-filled syringe and a pre-filled pen.
–In September 2020, Takeda announced the update on the U.S. development program for the investigational Subcutaneous Formulation (SC) of ENTYVIO as a Maintenance Therapy in adults with moderate to severe Ulcerative Colitis (UC). In August, Takeda had a productive meeting with the FDA to review the company’s latest data and to seek guidance on additional data needs required to support the approval of Entyvio SC. During the meeting, Takeda gained clarity on data needs for the device, and we are moving forward to address them. Continued testing of the device will take time, and as a result, we anticipate launching Entyvio SC for moderate to severe UC in the United States in 2022, pending FDA approval.
–In October 2020, Takeda announced interim results from the VISIBLE open-label extension (OLE) study on the long-term safety and efficacy of maintenance treatment with the subcutaneous (SC) formulation of Entyvio in patients with moderately to severely active ulcerative colitis (UC). In evaluating the primary safety endpoint of the trial, interim data of the UC patient population showed that following two years of maintenance therapy with vedolizumab SC, long-term safety findings were consistent with the known safety profile of vedolizumab. Patients also continued to demonstrate clinical benefit from treatment, through maintenance of clinical remission* and corticosteroid-free clinical remission** rates, the clinical efficacy outcomes of the trial. These data were announced in an oral presentation at the UEG Week Virtual 2020 congress.
* Clinical remission is defined as a partial Mayo score of ≤2 with no individual subscore >1 point1
** Corticosteroid-free clinical remission is defined as patients using oral corticosteroids at baseline (week 0)

GATTEX / REVESTIVE / Generic name: teduglutide
–In October 2020, Takeda announced that it submitted an application to the Japanese Ministry of Health, Labour and Welfare to manufacture and market teduglutide (rDNA; development) for the treatment of Short Bowel Syndrome. The application is based on the results of a phase III clinical trial in adult and pediatric patients conducted in Japan as well as a trial conducted overseas. The trials confirmed the efficacy of Teduglutide and no major safety issues were observed.

Plasma Derived Therapies
Takeda created a dedicated plasma-derived therapy business unit with a focus to manage the business end-to-end, from plasma collection to manufacturing and commercialization. In plasma-derived therapies, we maximize the therapeutic value of plasma-derived therapies for patients with rare and complex diseases through innovation across the product life cycle. The dedicated R&D organization in PDT is charged with identifying new targeted therapies and optimizing efficiencies of current product manufacturing. PDT focuses on developing products which are essential for effectively treating patients with a variety of rare, life-threatening, chronic and genetic diseases across the world.

Development code: CoVIg-19 (previously TAK-888) /Generic name: anti-SARS-CoV-2 polyclonal hyperimmune immunoglobulin
–In April 2020, Takeda announced that Biotest, BPL, LFB, and Octapharma joined the CoVIg-19 Plasma Alliance formed by CSL Behring and Takeda to develop a potential plasma-derived therapy for treating COVID-19. The alliance begins immediately with the investigational development of one, unbranded anti-SARS-CoV-2 polyclonal hyperimmune immunoglobulin medicine with the potential to treat individuals with serious complications from COVID-19.
–In May 2020, the CoVIg-19 Plasma Alliance announced that it has expanded globally to include 10 plasma companies, and also includes global organizations from outside the plasma industry who are providing vital support to encourage more people who recovered from COVID-19 to donate plasma. In addition to those announced at its inception - Biotest, BPL, CSL Behring, LFB, Octapharma and Takeda - the Alliance welcomes new industry members ADMA Biologics, BioPharma Plasma, GC Pharma, and Sanquin. Together, these organizations will contribute specialist advisory expertise, technical guidance and/or in-kind support to contribute to the Alliance goal of accelerating development and distribution of a potential treatment option for COVID-19.
–In October 2020, the CoVIg-19 Plasma Alliance announced that patients are now being enrolled in the Inpatient Treatment with Anti-Coronavirus Immunoglobulin (ITAC) Phase 3 clinical trial sponsored by the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH). The trial will evaluate the safety, tolerability and efficacy of an investigational anti-coronavirus hyperimmune intravenous immunoglobulin (H-Ig) medicine for treating hospitalized adults at risk for serious complications of COVID-19 disease. The global multi-center, double-blind, placebo-controlled, randomized trial will enroll 500 adult patients at up to 58 sites in the United States, Mexico and 16 other countries on five continents (utilizing the NIH’s global INSIGHT Network).

Vaccine
In vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, zika, and norovirus. To support the expansion of our pipeline and the development of our programs, we have entered into partnerships with government organizations in Japan, the U.S., and Singapore and leading global institutions. Such partnerships have been essential in building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house research and development capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our R&D pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.

–In June 2020, Takeda and Neurocrine Biosciences, Inc. announced a strategic collaboration to develop and commercialize compounds in Takeda’s early-to-mid-stage psychiatry pipeline. Specifically, Takeda granted an exclusive license to Neurocrine Biosciences for seven pipeline programs, including three clinical stage assets for schizophrenia, treatment-resistant depression and anhedonia.
–In June 2020, Takeda and Carmine Therapeutics signed a research collaboration agreement to discover, develop and commercialize transformative non-viral gene therapies for two rare disease targets using Carmine’s REGENT(TM) technology, based on red blood cell extracellular vesicles.
–In August 2020, members of the COVID R&D Alliance, Takeda, AbbVie, Inc. and Amgen Inc. announced the first patients enrolled in the I-SPY COVID Trial (Investigation of Serial Studies to Predict Your COVID Therapeutic Response with Biomarker Integration and Adaptive Learning) clinical trial. The I-SPY COVID Trial will evaluate the efficacy of cenicriviroc, a chemokine (CCR2 and CCR5) dual-receptor antagonist, Otezla (apremilast), a PDE4 inhibitor, and Firazyr (icatibant injection), a bradykinin B2 receptor antagonist in severely ill, hospitalized COVID-19 patients who require high-flow oxygen. The I-SPY COVID Trial utilizes Quantum Leap Healthcare Collaborative's adaptive platform trial design, which is intended to increase trial efficiency by minimizing the number of participants and time required to evaluate potential treatments.
–In August 2020, Takeda and Novavax, Inc. (Novavax) announced a partnership for the development, manufacturing and commercialization of NVX CoV2373, Novavax’ COVID-19 vaccine candidate, in Japan. NVX CoV2373 is a stable, prefusion protein made using Novavax’ recombinant protein nanoparticle technology and includes Novavax’ proprietary Matrix-MTM adjuvant. Takeda and Novavax are partnering on manufacturing, clinical development and regulatory activities in Japan. Novavax will license and transfer manufacturing technologies to enable Takeda to manufacture the vaccine antigen and will supply the Matrix-M adjuvant to Takeda. Takeda will be responsible for regulatory submission to the Japanese Ministry of Health, Labour and Welfare (MHLW) and will produce and distribute NVX CoV2373 in Japan. Takeda will receive funding from MHLW to support the technology transfer, establishment of infrastructure and scale-up of manufacturing. Takeda anticipates the capacity to manufacture over 250 million doses of the COVID-19 vaccine per year.
–In September 2020, Takeda announced the expansion of its cell therapy manufacturing capabilities with the opening of a new 24,000 square-foot R&D cell therapy manufacturing facility at its R&D headquarters in Boston, Massachusetts. The facility provides end-to-end research and development capabilities and will accelerate Takeda’s efforts to develop next-generation cell therapies, initially focused on oncology with potential to expand into other therapeutic areas.
–In October 2020, Takeda and Arrowhead Pharmaceuticals Inc. (Arrowhead) announced a collaboration and licensing agreement to develop ARO-AAT, a Phase 2 investigational RNA interference (RNAi) therapy in development to treat alpha-1 antitrypsin-associated liver disease (AATLD). ARO-AAT is a potential first-in-class therapy designed to reduce the production of mutant alpha-1 antitrypsin protein, the cause of AATLD progression. Under the terms of the agreement, Takeda and Arrowhead will co-develop ARO-AAT which, if approved, will be co-commercialized in the United States under a 50/50 profit-sharing structure. Outside the U.S., Takeda will lead the global commercialization strategy and receive an exclusive license to commercialize ARO-AAT.
–In October 2020, Takeda announced that it will import and distribute 50 million doses of Moderna, Inc.’s (Moderna) COVID-19 vaccine candidate, mRNA-1273, starting in the first half of 2021, pending licensure in Japan. This effort is part of a three-way agreement among Takeda, Moderna and the Japanese Ministry of Health, Labour and Welfare (MHLW). Under the terms of the new agreement with the MHLW and Moderna, Takeda will be responsible for securing the necessary regulatory approvals prior to distributing 50 million doses of Moderna’s COVID-19 vaccine candidate in Japan. Moderna will provide finished product and will support Takeda with its development and regulatory efforts.

3. Material Contracts
On July 9, 2020, we entered into an Indenture with The Bank of New York Mellon, as trustee, pursuant to which we issued a total aggregate principal amount of 3.6 billion EUR of Euro-denominated senior notes and 7.0 billion USD of USD-denominated senior notes on the same day.

On July 10, 2020, we pre-paid an aggregate principal amount of 3.25 billion USD and 3.02 billion EUR outstanding under the Term Loan Credit Agreement (Note), and canceled the Term Loan Credit Agreement.
(Note) This agreement was entered into, on June 8, 2018, with, among others, JPMorgan Chase Bank N.A..

On August 24, 2020, we decided to transfer all shares of Takeda Consumer Healthcare Company Limited (“TCHC”) to Oscar A-Co KK (“SPC”), a company controlled by funds managed by The Blackstone Group Inc. and its affiliates, and entered into a share purchase agreement with SPC.
The transfer price of the shares (being the total consideration including the transfer price contained in an intellectual property assignment agreement, agreed simultaneously with the share purchase agreement) will be determined after adjustment for items including the net debt and working capital of TCHC and a wholly owned subsidiary of TCHC, to the enterprise value of JPY 242.0 billion.
Following the transfer of shares, TCHC will be excluded from the scope of consolidation of Takeda. Under the share purchase agreement, the transfer of shares is expected to occur on March 31, 2021. However, the date of the transfer may be changed by mutual agreement in writing between the parties.

III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued (Shares)
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares outstanding (As of September 30, 2020)	Number of shares outstanding as of the filling date (November 10, 2020)	Stock exchange on which the Company is listed	Description
Common stock	1,576,387,908	1,576,387,908	Tokyo, Nagoya (both listed on the first section), Fukuoka, Sapporo, New York	The number of shares per one unit of shares is 100 shares.
Total	1,576,387,908	1,576,387,908	—	—
(Note1)    The Company's American Depositary Shares (ADS) are listed on the New York Stock Exchange.
(Note2)    The number of shares outstanding as of the filing date does not include newly issued shares exercised by stock acquisition rights from November 1, 2020 to the filing date of Quarterly Securities Report (November 10, 2020).
(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.

(3) Exercise status of bonds with stock acquisition rights containing a clause for exercise price adjustments
Not applicable.

(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousand of shares)	Balance of the total number of issued shares (Thousand of shares)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From July 1 to September 30, 2020	—	1,576,388	—	1,668,145	—	1,654,238
(Note)    There was no increase in the total number of issued shares, share capital or capital reserve due to the exercise of stock acquisition rights from October 1, 2020 to October 31, 2020.

(5) Major shareholders

Name	Address	Share ownership (Thousands)	Percentage of total issued shares (%)
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo	142,150	9.02
Custody Bank of Japan, Ltd. (Trust account)	8-12, Harumi 1-chome, Chuo-ku, Tokyo	87,088	5.53
The Bank of New York Mellon as depositary bank for depositary receipt holders (Standing proxy: Sumitomo Mitsui Banking Corporation)	240 Greenwich Street, 8th Floor West, New York, NY 10286 U.S.A. (3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo)	77,811	4.94
Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.)	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo (11-3, Hamamatsucho 2-chome, Minato-ku, Tokyo)	35,360	2.24
JP Morgan Chase Bank 385632 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (15-1, Konan 2-chome, Minato-ku, Tokyo)	35,347	2.24
Custody Bank of Japan, Ltd. (Trust account5)	8-12, Harumi 1-chome, Chuo-ku, Tokyo	34,688	2.20
SSBTC CLIENT OMNIBUS ACCOUNT (Standing proxy: Custody Business Department, Tokyo branch, The Hongkong and Shanghai Banking Corporation Limited)	One Lincoln Street, Boston, MA, U.S.A. 02111 (11-1, Nihonbashi 3-Chome, Chuo-ku, Tokyo)	25,087	1.59
JP Morgan Chase Bank 385781 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (15-1, Konan 2-chome, Minato-ku, Tokyo)	24,352	1.54
State Street Bank West Client-Treaty 505234 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	24,001	1.52
State Street Bank and Trust Company 505001 (Standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	P.O. Box 351 Boston Massachusetts 02101 U.S.A. (15-1, Konan 2-chome, Minato-ku, Tokyo)	20,461	1.30
Total		506,345	32.12

(6) Information on voting rights
1) Total number of shares

	As of September 30, 2020
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	170,900	—	—
	(Crossholding stock) Common stock	287,000	—	—
Shares with full voting rights (Others)	Common stock	1,575,201,200	15,752,012	—
Shares less than one unit	Common stock	728,808	—	Shares less than one unit (100 shares)
Number of issued shares		1,576,387,908	—	—
Total number of voting rights		—	15,752,012	—
(Note1)    "Shares with full voting rights (Others)" includes 10,782,700 (voting rights: 107,827) and 1,992,700 (voting rights: 19,927) of the shares held by the ESOP and BIP trust, respectively.
(Note2)    "Shares less than one unit" includes 60 of the shares as the treasury stock, and 181 and 205 of the shares held by the ESOP and BIP trust, respectively.
2) Treasury stock and other

	As of September 30, 2020
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares issued (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	170,900	—	170,900	0.01
(Crossholding stock)
Amato Pharmaceutical Products, Ltd.	5-3, Shinsenri Higashi-machi 1-chome, Toyonaka-city, Osaka	275,000	—	275,000	0.02
Watanabe Chemical, Co.,Ltd.	6-1, Hiranomachi 3-chome, Chuo-ku, Osaka	12,000	—	12,000	0.00
Total		457,900	—	457,900	0.03
(Note)    In addition to the above treasury stock and shares less than one unit of 60 shares, 10,782,881 of the shares held by the ESOP trust and 1,992,905 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated financial statements.
2. Members of the Board of Directors
No changes from the latest Annual Securities Report.

IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” based on the provision of Article 93 of Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Ordinance of the Ministry of Finance No. 64, 2007 in Japan).

1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Profit or Loss

		JPY (millions, except per share data)
		Six-month Period Ended September 30,		Three-month Period Ended September 30,
	Note	2019	2020	2019	2020
Revenue	4	1,660,169	1,590,785	811,048	788,935
Cost of sales		(562,008)	(487,720)	(270,211)	(249,642)
Selling, general and administrative expenses		(462,469)	(418,631)	(223,256)	(216,257)
Research and development expenses		(230,363)	(224,978)	(113,497)	(118,157)
Amortization and impairment losses on intangible assets associated with products		(225,223)	(208,097)	(103,471)	(103,847)
Other operating income	5	11,316	69,463	4,650	5,731
Other operating expenses	6	(82,389)	(105,234)	(41,397)	(58,460)
Operating profit		109,033	215,588	63,866	48,303
Finance income		17,370	29,628	8,702	10,017
Finance expenses		(99,268)	(110,720)	(53,204)	(63,874)
Share of profit (loss) of investments accounted for using the equity method	7	4,031	(8,935)	1,687	824
Profit (loss) before tax		31,166	125,561	21,051	(4,730)
Income tax (expenses) benefit	8	43,668	(38,972)	46,750	8,800
Net profit for the period		74,834	86,589	67,801	4,070
Attributable to:
Owners of the Company		74,738	86,548	67,729	4,037
Non-controlling interests		96	41	72	33
Net profit for the period		74,834	86,589	67,801	4,070
Earnings per share (JPY)
Basic earnings per share	9	48.01	55.45	43.47	2.58
Diluted earnings per share	9	47.87	55.13	43.36	2.57
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Profit or Loss for the six-month period and for the three-month period ended September 30, 2019 were retrospectively adjusted.

See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Six-month Period Ended September 30,		Three-month Period Ended September 30,
	2019	2020	2019	2020
Net profit for the period	74,834	86,589	67,801	4,070
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	(9,916)	31,352	(5,639)	5,834
Remeasurement of defined benefit pension plans	(4,612)	(2,759)	(2,209)	(473)
	(14,528)	28,593	(7,848)	5,361
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(181,983)	(31,403)	(56,892)	(33,400)
Cash flow hedges	(1,256)	(5,889)	(136)	(763)
Hedging cost	(67)	(13,544)	316	(8,187)
Share of other comprehensive income of investments accounted for using the equity method	3	97	3	104
	(183,303)	(50,739)	(56,709)	(42,246)
Other comprehensive loss for the period, net of tax	(197,831)	(22,146)	(64,557)	(36,885)
Total comprehensive income (loss) for the period	(122,997)	64,443	3,244	(32,815)
Attributable to:
Owners of the Company	(123,114)	64,272	3,360	(32,911)
Non-controlling interests	117	171	(116)	96
Total comprehensive income (loss) for the period	(122,997)	64,443	3,244	(32,815)
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Comprehensive Income for the six-month period and for the three-month period ended September 30, 2019 were retrospectively adjusted.

See accompanying notes to condensed interim consolidated financial statements.

(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2020	As of September 30, 2020
ASSETS
Non-current assets:
Property, plant and equipment		1,386,370	1,366,950
Goodwill		4,012,528	3,856,147
Intangible assets		4,171,361	3,878,257
Investments accounted for using the equity method		107,334	100,052
Other financial assets		262,121	249,550
Other non-current assets		103,846	100,226
Deferred tax assets		308,102	278,429
Total non-current assets		10,351,662	9,829,611
Current assets:
Inventories		759,599	743,482
Trade and other receivables		757,005	753,985
Other financial assets		15,822	15,314
Income taxes receivable		27,916	15,821
Other current assets		114,196	111,215
Cash and cash equivalents		637,614	630,868
Assets held for sale	11	157,280	314,451
Total current assets		2,469,432	2,585,136
Total assets		12,821,094	12,414,747

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	12	4,506,487	4,631,418
Other financial liabilities		399,129	476,605
Net defined benefit liabilities		156,617	165,764
Income taxes payable		54,932	47,862
Provisions		37,605	32,374
Other non-current liabilities		52,793	47,719
Deferred tax liabilities		710,147	636,845
Total non-current liabilities		5,917,710	6,038,587
Current liabilities:
Bonds and loans	12	586,817	276,616
Trade and other payables		318,816	272,778
Other financial liabilities		95,706	90,881
Income taxes payable		182,738	144,711
Provisions		405,245	457,566
Other current liabilities		499,386	447,085
Liabilities held for sale	11	87,190	20,024
Total current liabilities		2,175,898	1,709,661
Total liabilities		8,093,608	7,748,248

		JPY (millions)
	Note	As of March 31, 2020	As of September 30, 2020
EQUITY
Share capital		1,668,123	1,668,145
Share premium		1,680,287	1,668,872
Treasury shares		(87,463)	(59,565)
Retained earnings		1,369,972	1,337,065
Other components of equity		92,564	47,885
Equity attributable to owners of the company		4,723,483	4,662,402
Non-controlling interests		4,003	4,097
Total equity		4,727,486	4,666,499
Total liabilities and equity		12,821,094	12,414,747

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Changes in Equity
Six-month period ended September 30, 2019 (From April 1 to September 30, 2019)

		JPY (millions)
	Note	Equity attributable to owners of the company											Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2019		1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies					(512)						—	(512)		(512)
Restated opening balance		1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the period					74,738						—	74,738	96	74,834
Other comprehensive income (loss)						(182,003)	(9,914)	(1,256)	(67)	(4,612)	(197,852)	(197,852)	21	(197,831)
Comprehensive income (loss) for the period		—	—	—	74,738	(182,003)	(9,914)	(1,256)	(67)	(4,612)	(197,852)	(123,114)	117	(122,997)
Transaction with owners:
Issuance of new shares		24,507	24,507								—	49,014		49,014
Acquisition of treasury shares				(52,737)							—	(52,737)		(52,737)
Disposal of treasury shares			(0)	0							—	0		0
Dividends	13				(140,836)						—	(140,836)	(153)	(140,989)
Transfers from other components of equity					16,388		(21,000)			4,612	(16,388)	—		—
Share-based compensation			13,524								—	13,524		13,524
Exercise of share-based awards			(22,122)	22,797							—	675		675
Total transactions with owners		24,507	15,909	(29,940)	(124,448)	—	(21,000)	—	—	4,612	(16,388)	(130,360)	(153)	(130,513)
As of September 30, 2019		1,668,092	1,666,141	(87,082)	1,545,209	117,125	15,466	1,703	1,345	—	135,639	4,927,999	3,970	4,931,969
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Changes in Equity for the six-month period ended September 30, 2019 were retrospectively adjusted.
See accompanying notes to condensed interim consolidated financial statements.

Six-month period ended September 30, 2020 (From April 1 to September 30, 2020)

		JPY (millions)
	Note	Equity attributable to owners of the company											Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity						Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2020		1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the period					86,548						—	86,548	41	86,589
Other comprehensive income (loss)						(31,402)	31,318	(5,889)	(13,544)	(2,759)	(22,276)	(22,276)	130	(22,146)
Comprehensive income (loss) for the period		—	—	—	86,548	(31,402)	31,318	(5,889)	(13,544)	(2,759)	(22,276)	64,272	171	64,443
Transaction with owners:
Issuance of new shares		22	22								—	44		44
Acquisition of treasury shares				(2,135)							—	(2,135)		(2,135)
Disposal of treasury shares			(0)	2							—	2		2
Dividends	13				(141,858)						—	(141,858)	(77)	(141,935)
Transfers from other components of equity					22,403		(25,162)			2,759	(22,403)	—		—
Share-based compensation			18,098								—	18,098		18,098
Exercise of share-based awards			(29,535)	30,031							—	496		496
Total transactions with owners		22	(11,415)	27,898	(119,455)	—	(25,162)	—	—	2,759	(22,403)	(125,353)	(77)	(125,430)
As of September 30, 2020		1,668,145	1,668,872	(59,565)	1,337,065	60,446	29,047	(28,619)	(12,989)	—	47,885	4,662,402	4,097	4,666,499

See accompanying notes to condensed interim consolidated financial statements.

(5) Condensed Interim Consolidated Statements of Cash Flows

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2019	2020
Cash flows from operating activities:
Net profit for the period		74,834	86,589
Depreciation and amortization		293,099	280,531
Impairment losses		18,557	8,303
Equity-settled share-based compensation		13,524	18,098
Change in estimate of liabilities related to SHP647	5	—	(60,179)
Loss on sales and disposal of property, plant and equipment		240	323
Gain on divestment of business and subsidiaries		(3,516)	(730)
Loss on liquidation of foreign operations		399	—
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	6	2,605	19,937
Finance (income) and expenses, net		81,898	81,092
Share of loss (profit) of investments accounted for using the equity method		(4,031)	8,935
Income tax expenses (benefit)		(43,668)	38,972
Changes in assets and liabilities:
Increase in trade and other receivables		(53,938)	(1,542)
Decrease in inventories		61,129	3,010
Decrease in trade and other payables		(41,477)	(26,336)
Increase in provisions		47,591	41,490
Other, net		(15,575)	(26,377)
Cash generated from operations		431,671	472,116
Income taxes paid		(97,656)	(103,775)
Tax refunds and interest on tax refunds received		7,072	23,670
Net cash from operating activities		341,087	392,011
Cash flows from investing activities:
Interest received		7,116	577
Dividends received		1,141	177
Acquisition of property, plant and equipment		(55,083)	(50,479)
Proceeds from sales of property, plant and equipment		69	38,535
Acquisition of intangible assets		(21,354)	(30,413)
Acquisition of investments		(3,946)	(6,219)
Proceeds from sales and redemption of investments		40,582	50,650
Acquisition of businesses, net of cash and cash equivalents acquired		(4,580)	—
Proceeds from sales of business, net of cash and cash equivalents divested		375,536	31,400
Other, net		(9,067)	(6,004)
Net cash from investing activities		330,414	28,224

		JPY (millions)
		Six-month Period Ended September 30,
	Notes	2019	2020
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers		(461,371)	(89,917)
Proceeds from issuance of bonds and long-term loans		496,190	1,179,515
Repayments of bonds and long-term loans		(623,119)	(1,265,629)
Payments for settlement of forward rate agreement related to bonds		—	(34,830)
Acquisition of treasury shares		(3,724)	(2,135)
Interest paid		(61,039)	(47,562)
Dividends paid		(140,811)	(141,754)
Acquisition of non-controlling interests		(1,700)	—
Repayments of lease liabilities		(14,624)	(15,779)
Other, net		(1,472)	(119)
Net cash used in financing activities		(811,670)	(418,210)
Net increase (decrease) in cash and cash equivalents		(140,169)	2,025

Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)		702,093	637,614
Cash and cash equivalents reclassified back from assets held for sale		629	—
Cash and cash equivalents at the beginning of the year		702,722	637,614
Effects of exchange rate changes on cash and cash equivalents		(19,036)	(8,570)
Cash and cash equivalents at the end of the period		543,517	631,069
Cash and cash equivalents reclassified to assets held for sale		—	(201)
Cash and cash equivalents at the end of the period
(Consolidated statements of financial position)		543,517	630,868
(Note) During the year ended March 31, 2020, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire Acquisition. Accordingly, Condensed Interim Consolidated Statements of Cash Flows for the six-month period ended September 30, 2019 were retrospectively adjusted.

See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements
1.    Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, “Takeda”) is a global, values-based, research and development (“R&D”) driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, manufacturing and marketing of pharmaceutical products. Takeda has grown both organically and through acquisitions, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth. Takeda’s principal pharmaceutical products include medicines in the following key business areas: gastroenterology (“GI”), rare diseases, Plasma-Derived Therapies (“PDT”), oncology, and neuroscience.
2.    Basis of Preparation
(1) Compliance
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2020.
(2) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the period ended September 30, 2020 were approved on November 10, 2020 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer Costa Saroukos.
(3) Functional Currency and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million, except when otherwise indicated.
(4) Use of Judgments, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements for the fiscal year ended March 31, 2020.
Although the effects of the spread of COVID-19 could potentially impact business activities within Takeda, the overall impact on Takeda’s consolidated financial results have been limited to date. Therefore, the spread of COVID-19 did not have a significant impact on accounting estimates and assumptions used for the preparation of the condensed interim consolidated financial statements.
3.    Significant Accounting Policies
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2020.
Takeda calculated income tax expenses for the six-month period ended September 30, 2020, based on the estimated average annual effective tax rate.

4.    Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing and marketing of pharmaceutical products, over-the-counter (“OTC”) medicines and quasi-drug consumer products, and other healthcare products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda's Chief Operating Decision Maker.
(1) Disaggregation of Revenue Information
Takeda’s revenue from contracts with customers is comprised of the following:
Revenue by Type of Good or Service

	JPY (millions)
	Six-month Period Ended September 30,
	2019	2020
Sales of pharmaceutical products	1,613,024	1,544,504
Royalty and service income	47,145	46,281
Total	1,660,169	1,590,785

	JPY (millions)
	Three-month period ended September 30,
	2019	2020
Sales of pharmaceutical products	791,009	760,713
Royalty and service income	20,039	28,222
Total	811,048	788,935

Revenue by Therapeutic Area and Product

	JPY (millions)
	Six-month Period Ended September 30,
	2019	2020
Gastroenterology:
Entyvio	168,420	206,974
Takecab-F (1)	34,971	39,952
Dexilant	31,103	28,403
Gattex/Revestive	29,269	33,219
Pantoprazole	24,426	21,465
Alofisel	99	281
Others	53,282	49,532
Total Gastroenterology	341,570	379,826
Rare Diseases:
Rare Metabolic:
Elaprase	35,541	34,316
Replagal	25,456	24,967
Vpriv	18,694	18,834
Natpara	12,383	1,506
Total Rare Metabolic	92,074	79,623
Rare Hematology:
Advate	83,236	63,408
Adynovate	29,679	29,501
FEIBA	27,850	20,572

	JPY (millions)
	Six-month Period Ended September 30,
	2019	2020
Others	34,569	29,328
Total Rare Hematology	175,334	142,809
Hereditary Angioedema:
Takhzyro	30,671	43,742
Firazyr	15,255	15,148
Cinryze	12,021	12,033
Kalbitor	2,388	2,007
Total Hereditary Angioedema	60,335	72,930
Total Rare Diseases	327,743	295,362
PDT Immunology:
Immunoglobulin	146,481	162,667
Albumin	34,058	28,571
Others	14,127	14,662
Total PDT Immunology	194,666	205,900
Oncology:
Velcade	63,610	50,012
Leuprorelin	56,649	49,866
Ninlaro	38,279	44,357
Adcetris	25,754	30,570
Iclusig	14,678	16,845
Alunbrig	3,351	4,268
Others	12,513	14,132
Total Oncology	214,834	210,050
Neuroscience:
Vyvanse	131,516	132,620
Trintellix	34,631	34,955
Adderall XR	10,618	8,973
Others	37,121	31,243
Total Neuroscience	213,886	207,791
Other:
Azilva-F (1)	38,705	39,927
Nesina-F (1)	28,613	29,020
Lotriga	15,965	15,658
Others	284,187	207,251
Total Other	367,470	291,856
Total	1,660,169	1,590,785
(1) The figures include the amounts of fixed dose combinations and blister packs.

	JPY (millions)
	Three-month period ended September 30,
	2019	2020
Gastroenterology:
Entyvio	84,543	105,750
Takecab-F (1)	16,691	19,738
Dexilant	15,272	14,794
Gattex/Revestive	14,138	15,745
Pantoprazole	12,822	12,288
Alofisel	60	270
Others	26,408	24,313
Total Gastroenterology	169,934	192,898
Rare Diseases:
Rare Metabolic:
Elaprase	16,699	16,679
Replagal	12,565	12,774
Vpriv	9,440	9,491
Natpara	4,515	772
Total Rare Metabolic	43,219	39,716
Rare Hematology:
Advate	40,503	29,756
Adynovate	15,221	14,221
FEIBA	14,798	7,713
Others	16,723	14,364
Total Rare Hematology	87,245	66,054
Hereditary Angioedema:
Takhzyro	16,204	20,497
Firazyr	6,285	7,053
Cinryze	4,695	6,111
Kalbitor	1,279	948
Total Hereditary Angioedema	28,463	34,609
Total Rare Diseases	158,927	140,379
PDT Immunology:
Immunoglobulin	78,492	77,561
Albumin	17,914	15,592
Others	6,530	7,483
Total PDT Immunology	102,936	100,636
Oncology:
Velcade	31,904	25,831
Leuprorelin	28,279	22,466
Ninlaro	19,987	21,426
Adcetris	13,007	15,480
Iclusig	7,029	7,612
Alunbrig	1,697	2,251
Others	6,481	7,011
Total Oncology	108,384	102,077
Neuroscience:
Vyvanse	62,714	66,611
Trintellix	17,214	18,075

Adderall XR	4,924	3,716
Others	17,115	12,532
Total Neuroscience	101,967	100,934
Other:
Azilva-F (1)	18,242	19,072
Nesina-F (1)	14,039	13,553
Lotriga	7,210	7,593
Others	129,409	111,793
Total Other	168,900	152,011
Total	811,048	788,935
(1) The figures include the amounts of fixed dose combinations and blister packs.

(2) Geographic Information
Takeda’s revenue from contracts with customers is based in the following geographic locations:

	JPY (millions)
	Six-month Period Ended September 30,
	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2019	299,444	805,860	321,816	36,884	75,803	83,859	36,503	1,660,169
2020	282,383	786,118	327,161	21,661	58,969	78,291	36,202	1,590,785

“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.

	JPY (millions)
	Three-month period ended September 30,
	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia (excluding Japan)	Other	Total
2019	147,114	390,184	156,581	17,865	38,392	42,904	18,008	811,048
2020	138,338	383,512	169,602	8,617	28,195	41,412	19,259	788,935

“Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location.

5.    Other Operating Income
Other Operating Income for the six-month period ended September 30, 2019 was 11,316 million JPY, including 2,156 million JPY of gain on sale of the shares of Axcelead Drug Discovery Partners, Inc.
Other Operating Income for the six-month period ended September 30, 2020 was 69,463 million JPY, including 60,179 million JPY gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect a change in expected future costs, such as program termination costs. This change was a result of the European Commission's decision in May 2020 to release Takeda's obligation to divest SHP647.
6.    Other Operating Expenses
Other operating expenses was 82,389 million JPY and 105,234 million JPY for the six-month period ended September 30, 2019 and 2020, respectively.
Restructuring expenses such as reductions in the workforce and consolidation of sites included in other operating expenses were 63,703 million JPY and 65,623 million JPY for the six-month period ended September 30, 2019 and 2020, respectively. Restructuring expenses for the six-month period ended September 30, 2019 and six-month period ended September 30, 2020 mainly included Shire integration costs after the acquisition of Shire. Restructuring expenses for the six-month period ended September 30, 2020 also included expenses related to the business transformation in Japan.
Also, other operating expenses included 8,486 million JPY and 1,675 million JPY of pre-launch inventory write-offs for the six-month period ended September 30, 2019 and 2020, respectively.
During the six-month period ended September 30, 2020, Takeda recorded 18,562 million JPY loss from changes in the fair value of financial assets associated with contingent consideration arrangements driven by the impact of Novartis' withdrawal of the Marketing Authorisation Application in Europe for Xiidra (dry eye medication), which Takeda sold to Novartis in July 2019.
7.    Share of Loss of Investments Accounted for Using the Equity Method
Share of loss of investments accounted for using the equity method for the six-month period ended September 30, 2020 included a loss of 10,124 million JPY related to Takeda's shareholding ratio of the impairment loss recognized by Teva Takeda Pharma Ltd., a business venture of Takeda and Teva Pharmaceutical Industries Ltd., which operates the long listed products business and the generics business.
The impairment loss was recorded resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision Teva Takeda Pharma Ltd. made to divest a part of generic business and a manufacturing plant.
8.    Income Tax (Expenses) Benefit
The effective tax rate for the six-month period ended September 30, 2020 was 31.0% compared to (140.1)% for the six-month period ended September 30, 2019, mainly due to the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) in September 2019. Swiss Tax Reform changed the federal and cantonal tax rates effective January 1, 2020 and includes transitional provisions which allow certain companies to elect tax-only amortization deductions based on fair value estimates over the transitional period. As a result, Takeda recorded a non-cash deferred tax benefit of 56,340 million JPY for the six-month period ended September 30, 2019.

9.    Earnings Per Share
The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	Six-month Period Ended September 30,
	2019	2020
Net profit for the period attributable to owners of the Company
Net profit for the period attributable to owners of the Company (million JPY)	74,738	86,548
Net profit used for calculation of earnings per share (million JPY)	74,738	86,548
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	1,556,735	1,560,848
Dilutive effect (thousands of shares)	4,696	9,035
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	1,561,431	1,569,883
Earnings per share
Basic earnings per share (JPY)	48.01	55.45
Diluted earnings per share (JPY)	47.87	55.13

	Three-month period ended September 30,
	2019	2020
Net profit for the period attributable to owners of the Company
Net profit (loss) for the period attributable to owners of the Company (million JPY)	67,729	4,037
Net profit (loss) used for calculation of earnings per share (million JPY)	67,729	4,037
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	1,558,200	1,563,290
Dilutive effect (thousands of shares)	3,955	9,765
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	1,562,155	1,573,055
Earnings per share
Basic earnings per share (JPY)	43.47	2.58
Diluted earnings per share (JPY)	43.36	2.57

10.    Collaborations and Licensing Arrangements
Takeda is party to certain collaborations, in-licensing agreements and out-licensing arrangements.
Out-licensing agreements
Takeda has entered into various licensing arrangements where it has licensed certain products or intellectual property rights for consideration such as up-front payments, equity interest of partners, development milestones, sales milestones and/or sales-based royalty payments. The receipt of the variable considerations related to these substantive milestones is uncertain and contingent on the achievement of certain development milestones or the achievement of a specified level of annual net sales by the licensee.
The significant out-licensing agreement during the six-month period ended September 30, 2020 is described below.
Neurocrine Biosciences, Inc. (“Neurocrine Biosciences”)
In June 2020, Takeda entered into a strategic collaboration with Neurocrine Biosciences to develop and commercialize compounds in Takeda’s early-to-mid-stage neuroscience pipeline, including TAK-041b, TAK-653 and TAK-831. Takeda received an upfront cash payment in July 2020 and is entitled to certain development milestones, commercial milestones and royalties on net sales. At certain development events, Takeda may elect to opt in or out of a 50:50 profit share on all clinical programs on an asset-by-asset basis. For any asset in which Takeda is participating in a 50:50 profit share arrangement, Takeda will not be eligible to receive development or commercial milestones.
11.    Disposal Groups Held for Sale
The disposal groups held for sale as of March 31, 2020, consisted mainly of the followings.
•Pipeline compound SHP647 and certain associated rights ("SHP647")
•Property, plant and equipment related to a manufacturing site in Ireland and Shonan Health Innovation Park ("Shonan iPark") in Japan
•The assets and liabilities such as intangible assets and goodwill related to the portfolio of selected over-the-counter and prescription pharmaceutical assets in Latin America.
•The assets and liabilities such as intangible assets and goodwill related to TachoSil (Fibrin Sealant Patch) product.
In April 2020, Takeda entered into an agreement to divest a portfolio of select over-the-counter and prescription pharmaceutical products sold in Europe and two manufacturing sites located in Denmark and Poland. By the agreement, 51,495 million JPY of assets such as goodwill and intangible assets related to the product were classified as the disposal groups held for sale as of September 30, 2020.
In May 2020, the European Commission released Takeda from the obligation to divest SHP647, which Takeda classified as the disposal groups held for sale as of March 31, 2020. As a result, these assets and liabilities related to SHP647 ceased to be classified as disposal groups held for sale as of September 30, 2020 and recognized a 60,179 million JPY gain in other operating income, as further described in Note 5.
Additionally, Takeda also entered into an agreement to divest a portfolio of selected non-core over-the-counter and prescription pharmaceutical assets sold exclusively in Asia Pacific in June 2020 and classified 11,640 million JPY of assets such as goodwill related to the product to the disposal groups held for sale as of September 30, 2020.
In August 2020, Takeda entered into an agreement to divest Takeda Consumer Healthcare Company Limited and classified 110,497 million JPY of assets such as goodwill and 13,593 million JPY of liabilities including other payables were classified as disposal groups held for sale as of September 30, 2020.
In September 2020, Takeda completed divestitures of property, plant and equipment related to a manufacturing site in Ireland and Shonan iPark in Japan, which were classified as the disposal groups held for sale as of March 31, 2020. The impact from these divestitures on the consolidated statements of profit or loss was immaterial.
Following the completion of Shonan iPark divestiture, sale and leaseback was executed and Takeda recognized 75,131 million JPY and 63,859 million JPY of right-of-use assets and lease liabilities, respectively.
Takeda also entered into an agreement to divest a portfolio of selected non-core prescription pharmaceutical products sold predominantly in Europe and Canada in September 2020 and consequently classified 39,011 million JPY of assets such as goodwill and intangible assets associated with the product to the disposal groups held for sale as of September 30, 2020.

12.    Bonds and Loans

(1) Bonds
During the six-month period ended September 30, 2020, the Company issued unsecured bonds as outlined below.

Unsecured U.S. Dollar-Denominated Senior Notes

Issue Amount	7,000 million USD
Coupon	2.050-3.375% per annum
Issue Price	99.225-99.404% of the principle amount
Maturity Date	March 31, 2030 - July 9, 2060
Optional Redemption	Takeda may redeem the notes, in whole or in part, at any time prior to maturity in line with the optional redemption provisions of the notes
Pledge	None
Security	None
Securities Exchange on which the notes will be listed	None

Unsecured Euro-Denominated Senior Notes

Issue Amount	3,600 million EUR
Coupon	0.750-2.000% per annum
Issue Price	98.650-99.630% of the principle amount
Maturity Date	July 9, 2027 - July 9, 2040
Optional Redemption	Takeda may redeem the notes, in whole or in part, at any time prior to maturity in line with the optional redemption provisions of the notes
Pledge	None
Security	None
Securities Exchange on which the notes will be listed	Listed on the New York Stock Exchange

During the six-month period ended September 30, 2020, Takeda redeemed the following bonds in advance of the maturity dates.

Instrument	Issuance	Redemption date	Principal Amount in contractual currency
Unsecured Senior Notes Assumed in Shire acquisition	September, 2016	August 3, 2020	2,400 million USD
2018 EUR Unsecured Senior Notes - fixed rate	November, 2018	August 3, 2020	1,250 million EUR

(2) Loans
During the six-month period ended September 30, 2020, Takeda prepaid the following borrowings in advance of the maturity dates.

Instrument	Issuance	Repayment date	Principal Amount in prepayment currency (contractual currency)
USD Syndicated Loans 2019	January, 2019	July 10, 2020	3,250 million USD
3,019 million EUR (3,456 million USD)

13.    Equity and Other Equity Items
Dividends

Dividends declared and paid	Total dividends declared and paid JPY (millions)	Dividends per share (JPY)	Basis date	Effective date
April 1, 2019 to September 30, 2019
Q1 2019	140,836	90.00	March 31, 2019	June 28, 2019
April 1, 2020 to September 30, 2020
Q1 2020	141,858	90.00	March 31, 2020	June 25, 2020

Dividends declared for which the effective date falls in after September 30, 2020 are as follows:

Dividends declared	Total dividends declared JPY (millions)	Dividends per share (JPY)	Basis date	Effective date
Q3 2020	141,860	90.00	September 30, 2020	December 1, 2020

14.    Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
As of September 30, 2020	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss
Derivatives	—	37,741	—	37,741
Investments in convertible notes	—	—	9,562	9,562
Investments in debt securities	—	—	800	800
Financial assets associated with contingent consideration arrangements	—	—	74,487	74,487
Financial assets measured at fair value through OCI
Equity instruments	70,823	—	50,153	120,976
Total	70,823	37,741	135,002	243,566

Liabilities:
Financial liabilities measured at fair value through profit or loss
Derivatives	—	14,739	—	14,739
Financial liabilities associated with contingent consideration arrangements	—	—	45,141	45,141
Other	—	—	6,946	6,946
Derivatives for which hedge accounting is applied	—	43,733	—	43,733
Total	—	58,472	52,087	110,559

(2) Valuation Techniques
The fair value of derivatives is measured based on quoted price or quotes obtained from financial institutions or the Black-Scholes model, whose significant inputs to the valuation model used are based on observable market data.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
Equity instruments and investments in debt securities are not held for trading. If equity instruments or investments in debt securities are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instrument or investments in debt securities are not quoted in an active market, the fair value is calculated utilizing an adjusted book value net assets method or multiples of EBITDA approach based on available information as of each period-end-date and company comparable. The principle input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt securities classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 4.8 times to 12.2 times.
Financial assets and liabilities associated with contingent consideration arrangements are valued at fair value at timing of the divestiture or the acquisition date of business combination. When the contingent consideration meets the definition of a financial asset or liability, it is subsequently re-measured to fair value at each closing date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized in relation to the divestiture of Xiidra. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.
The joint venture net written option, included in other Level 3 liabilities above is valued at fair value, and subsequently re-measured to fair value at each closing date. The determination of the fair value is based on the Monte Carlo Simulation model. The key assumptions include probability weighting, estimated earnings and assumed market participant discount rates that are taken into account for the fair value.

(3) Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the six-month period ended September 30, 2020. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the six-month period ended September 30, 2020, the companies listed their equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the six-month period ended September 30, 2020. There were no other transfers between levels of the fair value hierarchy during the six-month period ended September 30, 2020.

(4) Level 3 fair values
1) Changes in the Fair Value of financial assets
The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the period ended September 30, 2020. The disclosure related to the Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in (5) Financial liabilities associated with contingent consideration arrangements.

	JPY (millions)
	Six-month Period Ended September 30, 2020
	Financial assets associated with contingent consideration arrangements	Equity instruments
As of the beginning of the period	92,516	48,237
Changes recognized as finance income	2,034	—
Changes in fair value of financial assets associated with contingent consideration due to other elements than time value (Note)	(17,919)	—
Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	(2,144)	3,442
Purchases	—	6,340
Sales	—	(395)
Transfers to Level 1	—	(7,271)
Reclassification to assets held for sale	—	(200)
As of the end of the period	74,487	50,153
(Note) During the three-month period ended June 30, 2020, Takeda recognized other operating expenses of 18,562 million JPY as the loss from changes in the fair value of contingent consideration assets which was driven by the impact of Novartis’ withdrawal of the Marketing Authorization Application in Europe for Xiidra, which Takeda sold to Novartis in July 2019, as also described in Note 6.

2) Sensitivity Analysis
The following sensitivity analysis represents effect on the fair value of financial assets associated with contingent consideration arrangements from changes in major assumptions. For other Level 3 financial assets, there are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement.

		JPY (millions)
	Change in assumption	Impact
Forecast Xiidra sales	Increase by 5%	1,585
	Decrease by 5%	(1,585)
Discount rate	Increase by 0.5%	(3,381)
	Decrease by 0.5%	3,698

(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of contingent consideration is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate.
As of September 30, 2020, the balance primarily relates to pre-existing contingent consideration arrangements from Shire's historical acquisition. The pre-existing contingent consideration acquired from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing. The fair value of the contingent consideration payable could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy.
1) Changes in the Fair Value of financial liabilities associated with contingent consideration arrangements

JPY (millions)
Six-month Period Ended September 30, 2020
As of the beginning of the period	41,664
Changes in the fair value during the period	5,545
Settled during the period	(1,314)
Foreign currency translation differences	(754)
As of the end of the period	45,141
2) Sensitivity Analysis
The following sensitivity analysis represents effect on the fair value of financial liabilities associated with contingent consideration arrangements from changes in major assumptions:

		JPY (millions)
	Change in assumption	Impact
Probability of technical milestones being achieved for financial liabilities associated with Shire’s historical contingent consideration arrangements	Increase by 5%	4,023
	Decrease by 5%	(4,023)
Discount rate	Increase by 0.5%	(1,442)
	Decrease by 0.5%	1,442
(6) Financial instruments not measured at fair value
The carrying amount and fair value of financial instruments that are not measured at fair value in the condensed interim consolidated statements of financial position are as follows:

	JPY (millions)
	As of September 30, 2020
	Carrying amount	Fair value
Bonds	3,830,409	4,173,873
Long-term loans	1,077,482	1,071,053
Long-term financial liabilities are recognized at their carrying amount. The fair value of bonds is measured at quotes obtained from financial institutions whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.

15.    Subsequent Events
Not applicable.

2. Others
Regarding Interim Dividend

In accordance with the provision of Article 29 of the Articles of Incorporation of the Company, Takeda made the following resolution on an interim dividend for the 144th fiscal year (from April 1, 2020 to March 31, 2021) at the meeting of the Board of Directors held on October 29, 2020.

(a)    Total amount of interim dividends            141,859,525,320 JPY
(b)    Interim dividend per share                      90.00 JPY
(c)    Effective date/ Payment start date              December 1, 2020

B. Information on Guarantors of the Company
Not applicable.

APPENDIX

1 FY2020 H1 Reconciliation from Reported Revenue to Underlying Revenue
2 FY2020 H1 Reconciliation from Reported to Core/Underlying Core
3 FY2019 H1 Reconciliation from Reported to Core/Underlying Core

1 FY2020 H1 Reconciliation from Reported Revenue to Underlying Revenue

H1
(Billion JPY)	FY2019	FY2020	vs. PY
Revenue	1,660.2	1,590.8	(69.4)	- 4.2%
FX effects*1				+3.1pp
Divestitures*2				+1.6pp
XIIDRA				+0.5pp
NEMEA & Russia/CIS				+1.0pp
TACHOSIL				+0.1pp
Others				+0.0pp
Underlying Revenue Growth				+ 0.5%

*1 FX adjustment applies FY2019 plan rate to both periods (1USD=111JPY, 1EUR=129JPY).
*2 Major adjustments are as follow;
•Net sales from XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from FY2019 H1.
•Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from FY2019 H1 as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from FY2019 H1 as the divestiture was completed in March 2020.
•Net sales from TACHOSIL are excluded from both FY2020 H1 and FY2019 H1.
•Net sales of products related to divestiture agreements that were publicly announced and expected to complete within the calendar year 2020 are also excluded from both FY2020 H1 and FY2019 H1.

2 FY2020 H1 Reconciliation from Reported to Core/Underlying Core

FY2020 H1
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization & impairment of intangible assets	Other operating income/expense	Shire integration costs	Shire purchase accounting adjustments	TEVA JV related accounting adjustments	Swiss tax reform	Others		FX	Divestitures
Revenue	1,590.8								1,590.8	95.1	(33.2)	+0.5%
Cost of sales	(487.7)				47.3				(440.4)	(25.9)	9.7
Gross Profit	1,103.1				47.3				1,150.4	69.2	(23.5)
SG&A expenses	(418.6)			0.0	(0.6)				(419.2)	(22.9)
R&D expenses	(225.0)			(0.2)	(0.1)			1.7	(223.6)	(8.1)
Amortization of intangible assets	(206.0)	45.7			160.3				—
Impairment losses on intangible assets	(2.1)	2.1							—
Other operating income	69.5		(8.6)		(60.2)	(0.7)			—
Other operating expenses	(105.2)		46.7	40.0				18.6	—
Operating profit	215.6	47.8	38.1	39.8	146.7	(0.7)		20.3	507.6	38.2	(23.5)	+1.9%
Margin	13.6%								31.9%			31.6%＊
Financial income/expenses	(81.1)			7.9	8.8			0.5	(63.9)	2.7
Equity income/loss	(8.9)					11.0			2.1	(0.1)
Profit before tax	125.6	47.8	38.1	47.7	155.5	10.3		20.8	445.8	40.8	(23.5)
Tax expenses	(39.0)	(11.5)	(5.9)	(8.5)	(27.1)	(3.2)		(5.1)	(100.2)	(4.6)	5.5
Non-controlling interests	(0.0)								(0.0)	0.0
Net profit	86.5	36.3	32.2	39.1	128.4	7.2		15.7	345.5	36.2	(18.0)
EPS (yen)	55								221	24	(12)	(0.4)%
Number of shares (millions)	1,561								1,561			1,558

* Underlying Core Operating Profit Margin.

3 FY2019 H1 Reconciliation from Reported to Core/ Underlying Core

FY2019 H1
(Billion JPY)	REPORTED*1	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments *1	Teva JV related accounting adjustments	Swiss tax reform	Others		FX	Divestitures
Revenue	1,660.2								1,660.2	44.2	(60.0)
Cost of sales	(562.0)				127.5				(434.5)	(11.0)	12.5
Gross Profit	1,098.2				127.5				1,225.7	33.1	(47.5)
SG&A expenses	(462.5)			1.4	2.3				(458.8)	(11.9)
R&D expenses	(230.4)			5.2	(0.1)				(225.3)	(3.0)
Amortization of intangible assets	(207.9)	45.0			162.9				—
Impairment losses on intangible assets	(17.3)	17.3							—
Other operating income	11.3		(9.9)			(1.4)			—
Other operating expenses	(82.4)		23.6	58.8					—
Operating profit	109.0	62.3	13.8	65.3	292.6	(1.4)			541.6	18.3	(47.5)
Margin	6.6%								32.6%			31.2%
Financial income/expenses	(81.9)			3.5	8.4			(0.4)	(70.3)	4.2
Equity income/loss	4.0					1.2			5.3	0.0
Profit before tax	31.2	62.3	13.8	68.8	301.1	(0.1)		(0.4)	476.5	22.5	(47.5)
Tax expenses	43.7	(11.1)	1.2	(13.1)	(51.0)	0.0	(56.3)	(9.5)	(96.1)	(1.4)	11.4
Non-controlling interests	(0.1)								(0.1)	(0.0)
Net profit	74.7	51.3	15.0	55.7	250.1	(0.1)	(56.3)	(9.9)	380.4	21.1	(36.1)
EPS (yen)	48								244	13	(23)	235
Number of shares (millions)	1,557								1,557			1,558

*1 During FY2019, Takeda completed the purchase price allocation for the assets acquired and the liabilities assumed as part of the Shire acquisition.
Accordingly, PL statements for FY2019 H1 were retrospectively adjusted.

Important Notice
For the purposes of this notice, "report" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited ("Takeda") regarding this release. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-3.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").